Exhibit 99.2

Exhibit 99.2
UPENDRASHUKLA B. Com., F C S. Company Secretary 504, Navkar, Nandapatkar Road, Vile Parle East, Mumbai—400 057. Resi : 2611 8257 Mob.: 98211 25846 E-mail: ucshukla@rediffmail.com December 7, 2019 Shri Navin Agrawal Chairman Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue Atul Projects, Chakala, Andheri (East) Mumbai 400 093 Dear Sir, Sub: Report on passing of Special Resolutions by Postal Ballot I am appointed as a Scrutinizer by Vedanta Limited (hereinafter referred to as “the Company”) for conducting the process of postal ballot in a fair and transparent manner for passing resolution as per Annexure-1 to this report as contemplated under Section 110 of the Companies Act, 2013 (hereinafter referred to as the ‘Act’ ) read with the Companies (Management & Administration) Rules, 2014 (hereinafter referred to as the ‘ Rules’). The Company completed the dispatch of Ballot papers along with notice pursuant to Section I 10 of the Act along with draft of Resolution and explanatory statement as required under Section 102 of the Act on November 05, 2019 to those members of the Company whose names appeared in the Register of Members / records of Depositories CDSL/NSDL as on October 18, 2019. The Company has appointed M/s KFIN Technologies Private Limited (earlier Ka rvy Fintech Private Limited) (‘ Karvy’) to conduct e-voting by the shareholders through their online e-voting system. Further, for processing of Postal Ballots, necessary technical support was also provided by Karvy, the Registrar & Transfer Agent of the Company. The Postal Ballot notice along with the postal ballot form were sent through email to those shareholders whose email Ids were registered and for others physical ballot notice and forms alongwith postage-prepaid self-addressed Business Reply Envelope were dispatched at their registered address for facilitating e-voting. The complete procedure fore-voting was detailed in the Postal Ballot Notice dated November OI,    2019 sent to the Shareholders. Accordingly, I had undertaken the assignment of scrutinizing the entire records and now, I hereby report as under: I) (a) Number of ballot papers posted on November 5, 2019 (physical): 1,37,260 (b) Number of ballot papers e-mailed on November 4, 2019: 4,94,176 (c) Number of ballot papers returned undelivered by Post: 1,749 2) Date of commencement of voting cycle :November 07, 2019 (9:00 a.m.) 3) Last date fixed for receiving ballot papers, duly completed :December 06, 2019 (5:00 p.m.) 4) Last date fixed for voting through e-voting :December 06, 2019 (5:00 p.m.) ....2/     F.C.S.-2727 C. P. -1654 ) MUMBAl C-90, Snehadhara, Oadabhai Cross Road No.3, Vile Parle West, Mumbai—4TI0-056. Tel.: 2624 3350

UPENDRA SHUKLA

: 2 :

5)	(a) Number of response received (physical)	:	65
	(b) Number of response received (e-voting)	:	1,152
	Total	:	**1,217**
6)	(a) Number of valid ballot papers received (physical)	:	61
7)	(a) Number of invalid ballot papers received (physical)	:	4
	(b) Number of invalid e-voting	:	Nil

8) **Resolution 1 (Special Resolution):**

(a) Number of votes cast "For the Resolution (physical)"	:	74,542 (56 Ballots)
(b) Number of votes cast "For the Resolution (e-voting)"	:	3,07,31,69,159 (1,012 Cases)
Total Number of votes cast for the Resolution	:	**3,07,32,43,701 (99.44%)**
(a) Number of votes cast "Against the Resolution (physical)"	:	2,310 (5 Ballots)
(b) Number of votes cast "Against the Resolution (e-voting)"	:	1,72,90,704 (125 Cases)
Total Number of votes cast against the Resolution	:	**1,72,93,014 (0.56%)**
Number of votes abstained for voting (e-voting)	:	**35,47,599 (20 Cases)**

Note: *5 Members cast their votes partially 'FOR' and 'AGAINST' the resolution.*

9) **Resolution 2 (Special Resolution):**

(a) Number of votes cast "For the Resolution (physical)"	:	74,527 (55 Ballots)
(b) Number of votes cast "For the Resolution (e-voting)"	:	3,07,31,76,408 (1,014 Cases)
Total Number of votes cast for the Resolution	:	**3,07,32,50,935 (99.44%)**
(a) Number of votes cast "Against the Resolution (physical)"	:	2,325 (6 Ballots)
(b) Number of votes cast "Against the Resolution (e-voting)"	:	1,72,83,467 (123 Cases)
Total Number of votes cast against the Resolution	:	**1,72,85,792 (0.56%)**
Number of votes abstained for voting (e-voting)	:	**35,47,587 (20 Cases)**

Note: *5 Members cast their votes partially 'FOR' and 'AGAINST' the resolution.*

10) Number of invalid votes : 457 (4 Ballots)

Ballot forms received after the prescribed last date were not considered.

The ballot papers, which were incomplete and/or which were otherwise found defective have been treated as invalid and kept separately.

A summarized statement showing the details of votes cast is annexed as **Annexure-2** and forms part of this report.

Basis of acceptance and also the basis of rejection of votes are provided in **Annexure-3** of this report.

UPENDRA SHUKLA COMPANY SECRETARY F.C.S.-2727 C.P.-1654 MUMBAI

...3/

UPENDRA SHUKLA 3: Conclusion -
(i) For Resolution 1 (Special Resolution): Continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director beyond the age of75 years in his current tenure: Since the number of votes cast by the Members in favour of the Resolution is more than three times the number of votes cast against the Resolution, the proposed Special Resolution may be declared as passed. (ii) For Resolution 2 (Special Resolution): Re-appointment of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director for a second and final term of One (1) year effective from April 01, 2020 till March 31, 2021 notwithstanding that he has attained the age of 75 years: Since the number of votes cast by the Members in favour of the Resolution is more than three times the number of votes cast against the Resolution, the proposed Special Resolution may be declared as passed. Thanking you, Yours faithfully, Encl: as above. (U.C. SHUKLA) COMPANY SECETARY FCS: 2727/CP: 1654 F.C.S.-2727 C. P. -1654 )MUMBAI

UPENDRA SHUKLA

Annexure – 1

1. **Special Resolution for continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director beyond the age of 75 years in his current tenure:**

"**RESOLVED THAT** pursuant to Regulation 17(1A) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, other applicable provisions, if any, of the Companies Act, 2013 and the applicable Rule(s)/ Regulation(s) made thereunder, including any amendment(s), statutory modification(s) and/or re-enactment thereof for the time being in force, consent of the Members be and is hereby accorded for continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN 00001647), as a Non-Executive Independent Director of the Company from the day he attains the age of 75 years i.e., December 11, 2019 till the expiry of his current term till March 31, 2020 on the same terms and conditions as already approved by the Members.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and things as may be deemed necessary to give effect to this resolution."

2. **Special Resolution for re-appointment of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director for a second and final term of One (1) year effective from April 01, 2020 till March 31, 2021 notwithstanding that he has attained the age of 75 years:**

"**RESOLVED THAT** pursuant to the provisions of Section 149, 152 and any other applicable provisions of the Companies Act, 2013 and the Rules made thereunder read with Schedule IV of the Companies Act, 2013 and Regulation 17(1A) including any other applicable regulations of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s)/re-enactment(s) thereof for the time being in force) and on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Mr. Krishnamurthi Venkataramanan (DIN 00001647) who was appointed as a Non- Executive Independent Director of the Company for a term of Three (3) years effective from April 1, 2017 by the shareholders and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 proposing his candidature for the office of the Director and who has submitted a declaration that he meets the criteria for independence as provided in Section 149(6) of the Companies Act, 2013 and the rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 be and is hereby re-appointed as an Independent Director of the Company, for a second and final term of One (1) year effective from April 1, 2020 till March 31, 2021, notwithstanding that he has attained the age of 75 years, not liable to retire by rotation.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and things as may be deemed necessary to give effect to this resolution."

UPENDRA C. SHUKLA
F.C.S.-2727
C.P. - 1654
MUMBAI
COMPANY SECRETARY

UPENDRA SHUKLA
Annexure 2
Details of Voting
VEDANTA LIMITED
POSTAL BALLOT
SUMMARY REPORT OF VOTES CAST ON RESOLUTION NO. 1
Sr. Particulars Total %of Shares %of Shares %of
No. Forms/Cases Total Held Holding Voted Voted
1 Assent 56 4.68 74542 Negligible 74542 Negligible
(Physical)
Assent (E- 1012 84.47 3073169159 99.44 3073169159 99.44
voting:)
1 SUB-TOTAL 1068 89.15 3073243701 99.44 3073243701 99.44
2 Dissent 5 0.42 23 10 Negligible 2310 Negligible
(Physical)
Dissent (E- 125 10.43 17290704 0.56 17290704 0.56
voting)
2 SUB-TOTAL 130 10.85 17293014 0.56 17293014 0.56
TOTAL 1198 100 3090536715 100 3090536715 100
3 Invalid 4 N.A. 457 N.A. 457 N .A.
VEDANTA LIMITED
. POSTAL BALLOT
SUMMARY REPORT OF VOTES CAST ON RESOLUTION NO. 2
Sr. Particulars Total %of Shares %of Shares %of
No. Forms/Cases Total Held Holding Voted Voted
I Assent 55 4.60 74527 Negligible 74527 Negligible
(Physical)
Assent(E- 1014 84.63 3073176408 99.44 3073176408 99.44
voting)
1 SUB-TOTAL 1069 89.23 3073250935 99.44 3073250935 99.44
2 Dissent 6 0.50 2325 Negligible 2325 Negligible
(Physical)
Dissent (E- 123 10.27 17283467 0.56 17283467 0.56
voting:)
2 SUB-TOTAL 129 10.77 17285792 0.56 17285792 0.56
TOTAL 1198 100 3090536727 100 3090536727 100
3 Invalid 4 N.A. 457 N.A. 457 N.A.
F.C.S.-2727 C. P. -1654 ) MUMBAI

UPENDRA SHUKLA
Annexure 3
Vedanta Limited—Postal Ballot
BASIS OF ACCEPTANCE
1. Where a Postal Ballot form is complete in all respects and its particulars tally with the Register of Members as on October 18, 2019, which was the basis for dispatch of notice and postal ballot form.
2. Where the assent or dissent has been given clearly by any other mark like ‘Yes” ‘Y’ or ‘‘No” ‘N’ etc., the postal ballot form has been considered.
3. Where a joint shareholder has signed the postal ballot form instead of the first named shareholder, the vote cast by the joint named shareholders is considered.
4. Where a shareholder has voted for less number of shares than his actual shareholding, the numbers of shares (votes) indicated/cast were only considered.
BASIS OF REJECTION
1. Where a ballot form is not signed.
2. Specimen signature of the shareholder differs materially with that of the signature in the ballot form.
3. Where a shareholder has not put any tick mark on either assent or dissent.
4. Where a shareholder has put tick mark on both columns showing “assent” and “dissent”.
5. In case where a postal ballot form has been signed by the authorized signatory/power of attorney holder and certified true copy of Board Resolution/power of attorney/letter of authority is not received/not on record.
6. Where a postal ballot form received in a torn or mutilated form where it is difficult to state whether it is showing “Assent” or “Dissent”.
7. Where the thumb impression has been put in postal ballot form, which is not duly attested by the prescribed authority.
8. Where the shareholder has casted vote through e-voting as also through the ballot paper, vote casted through ballot paper was rejected.
(U.C. SHUKLA)
COMPANY SECETARY FCS: 2727/CP: 1654
F.C.S.-2727 C. P. -1654 ) MUMBAI